SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2016

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated January 29, 2016	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: February 1, 2016	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

FINAL CONSIDERATION IN RELATION TO THE TRANSFER OF TELECOMMUNICATIONS TOWERS AND RELATED ASSETS TO CHINA TOWER

References are made to the announcements dated 14 October 2015 and 2 November 2015 (collectively, the “Announcements”) of China Mobile Limited (the “Company”) in relation to the entering into of a transaction agreement (the “Transaction Agreement”) between China Mobile Communication Company Limited, a wholly-owned subsidiary of the Company, and China Tower Corporation Limited on 14 October 2015 in respect of the transfer of telecommunications towers and related assets (the “Transaction”) and all conditions precedent as stated in the Transaction Agreement have been satisfied on 31 October 2015. Unless otherwise stated, capitalized terms used herein shall have the same meanings as those defined in the Announcements.

As stated in the announcement of the Company dated 14 October 2015, the final consideration in relation to the transfer of telecommunications towers and related assets pursuant to the Transaction Agreement shall be determined in the following manner:

Consideration = Final appraised value – Depreciation and amortization of the appraised assets between the reference date and the completion date – Value of reduced assets + Value of newly-added assets where the amount of depreciation and amortization shall be calculated with reference to the remaining useful life and the appraised value of the assets as set forth in the valuation reports.

After making reference to the final appraised value of the telecommunications towers and related assets which has been filed in accordance with the national laws and regulations, the confirmed final appraised value and book value are approximately RMB113.606 billion (equivalent to approximately HK$135.099 billion) and approximately RMB92.464 billion (equivalent to approximately HK$109.957 billion), respectively.

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In addition, CMC and China Tower confirmed that the handover in accordance with the Transaction Agreement has been completed. At the same time, the parties confirmed that the final consideration in relation to the transfer of telecommunications towers and related assets pursuant to the Transaction Agreement, was approximately RMB102.736 billion (equivalent to approximately HK$122.172 billion).

Pursuant to the Transaction Agreement, China Tower shall issue approximately 45.151 billion consideration shares to CMC at an issue price of RMB1.00 per share. In addition, China Tower shall pay CMC the cash consideration of approximately RMB57.585 billion (equivalent to approximately HK$68.479 billion). Pursuant to the Transaction Agreement, China Tower shall pay the first instalment to CMC (i.e. RMB5 billion (equivalent to approximately HK$5.946 billion)) within thirty days after it has obtained the subscription proceeds from China Reform Corporation. The balance of the cash consideration (i.e. approximately RMB52.585 billion (equivalent to approximately HK$62.533 billion)) shall be paid by China Tower before 31 December 2017. Interest shall accrue on the unpaid cash consideration from 1 November 2015. The interest rate is 90% of the financial institution’s one-year benchmark lending rate announced by the People’s Bank of China on the Completion Date, i.e. 31 October 2015. China Tower has the option to settle the cash consideration earlier.

From the day when China Tower issues new shares to CMC, China Unicom, China Telecom and China Reform Corporation pursuant to the Transaction Agreement, China Tower will be owned by CMC, China Unicom, China Telecom and China Reform Corporation as to 38.0%, 28.1%, 27.9% and 6.0%, respectively.

The gain received by CMC from the transfer of telecommunications towers and related assets shall be the premium between the final consideration of the Transaction and the book value of the relevant assets on the Completion Date after deducting the relevant taxes. The book value of the relevant assets and the relevant taxes will be finally confirmed after the completion of the audit. Since the Company is, through CMC, interested in 38% interest in China Tower, 62% of the aforesaid premium was recorded as a gain in the 2015 financial year. The recognition of the remaining 38% premium will be deferred and recognized in accordance with the remaining depreciation period of the relevant assets transferred to China Tower.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.84091 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 29 January 2016

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

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